                                               ---------------------------------
                                                          OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:          August 31, 1999
                                               Estimated average burden
                                               hours per response......... 14.90
                                               ---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             Wild Oats Markets, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    96808B107
                ------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]   Rule 13d-1(b)

    [ ]   Rule 13d-1(c)

    [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (3-98)                Page 1 of 11 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Chase Venture Capital Associates, L.L.C. (f/k/a Chase Venture Capital Associates, L.P.)

        13-337-6808
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
--------------------------------------------------------------------------------
   3.   SEC Use Only
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                             2,351,828
 Number of        --------------------------------------------------------------
 Shares            6.   Shared Voting Power
 Beneficially                Not applicable.
 Owned by Each    --------------------------------------------------------------
 Reporting         7.   Sole Dispositive Power
 Person With:                2,351,828
                  --------------------------------------------------------------
                   8.   Shared Dispositive Power
                             Not applicable.
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                2,351,828
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)       10.7%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
LLC



SEC 1745 (3-98)                Page 2 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------




Preliminary Note: The information contained herein has been amended to reflect a 3 for 2 Stock Split of the Issuer's Common Stock that occurred on December 2, 1999 as well as a change to the name and controlling persons of the Reporting Person.

Item 1.

         (a)      Name of Issuer:
                  ---------------

                  Wild Oats Markets, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  1645 Broadway
                  Boulder, Colorado 80302

Item 2.

         (a)      Name of Person Filing:
                  ----------------------

                  Chase Venture Capital Associates, L.L.C. (f/k/a Chase Venture Capital Associates, L.P.)

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  380 Madison Avenue, 12th Floor
                  New York, New York  10017

         (c)      Citizenship:
                  ------------

                  Delaware.

         (d)      Title of Class of Securities (of Issuer):
                  ----------------------------------------

                  Common Stock

         (e)      CUSIP Number:
                  -------------

                  96808B107

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4.  Ownership


         (a)      Amount Beneficially Owned:
                  --------------------------

                  2,351,828

         (b)      Percent of Class:
                  -----------------

                  10.7% (as of December 31, 1999)



SEC 1745 (3-98)                Page 3 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------




         (c)      Number of shares as to which such person has:
                  --------------------------------------------

                  (i)      2,351,828
                  (ii)     Not applicable.
                  (iii)    2,351,828
                  (iv)     Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable



SEC 1745 (3-98)                Page 4 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------





                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.
                                        By: CHASE CAPITAL PARTNERS, its Manager



                                        By:/s/ Jeffrey C. Walker
                                           -------------------------------------
                                           Name:  Jeffrey C. Walker
                                           Title: Managing General Partner



SEC 1745 (3-98)                Page 5 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------



                                  EXHIBIT 2(a)
                                  ------------

Item 2.  Identity and Background.
--------------------------------

                  This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  Ana Carolina Aidar
                  John R. Baron
                  Christopher C. Behrens
                  Mitchell J. Blutt, M.D.
                  David S. Britts
                  Arnold L. Chavkin
                  David Gilbert
                  Eric Green
                  Michael R. Hannon
                  Donald J. Hofmann
                  Jonathan Meggs
                  Stephen P. Murray
                  John M.B. O'Connor
                  Robert Ruggiero
                  Susan Segal
                  Shahan D. Soghikian
                  Lindsay Stuart
                  Jeffrey C. Walker
                  Timothy Walsh
                  Richard D. Waters, Jr.
                  Damion E. Wicker, M.D.

                  Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.



SEC 1745 (3-98)                Page 6 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------



                  The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.





SEC 1745 (3-98)                Page 7 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------




                                                                      SCHEDULE A
                                                                      ----------

                            CHASE CAPITAL CORPORATION
                            -------------------------

                               Executive Officers
                               ------------------

           Chief Executive Officer           William B. Harrison, Jr. *
           President                         Jeffrey C. Walker**
           Executive Vice President          Mitchell J. Blutt, M.D.*
           Vice President & Secretary        Gregory Meredith*
           Vice President and Treasurer      Elisa R. Stein**
           Vice President                    Marcia Bateson**
           Assistant Secretary               Robert C. Carroll*
           Assistant Secretary               Anthony J. Horan*
           Assistant Secretary               Denise G. Connors*

                                    Directors
                                    ---------

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**





------------
         *        Principal occupation is employee and/or officer of Chase.
                  Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

         ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


SEC 1745 (3-98)                Page 8 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------



                                                                      SCHEDULE B
                                                                      ----------

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers
                               ------------------

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director* *

                                    Directors***
                                    ---------

                                 Principal Occupation or Employment;
 Name                            Business or Residence Address
 ----                            -----------------------------
--------------------------------------------------------------------------------
 Hans W. Becherer                Chairman of the Board
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.           President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York  10019
--------------------------------------------------------------------------------
 Susan V. Berresford             President
                                 The Ford Foundation
                                 320 E. 43rd Street
                                 New York, New York  10017
--------------------------------------------------------------------------------



------------

         * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

         ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

         *** Each of the persons named below is a citizen of the United States of America.




SEC 1745 (3-98)               Page 9 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------



                                 Principal Occupation or Employment;
  Name                           Business or Residence Address
  ----                           -----------------------------
--------------------------------------------------------------------------------
 M. Anthony Burns                Chairman of the Board and
                                 Chief Executive Officer
                                 Ryder System, Inc.
                                 3600 N.W. 82nd Avenue
                                 Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller              Co-Chairman
                                 BP Amoco p.l.c.
                                 1111 Warrenville Road, Suite 25
                                 Chicago, Illinois  60563
--------------------------------------------------------------------------------
 Melvin R. Goodes                Retired Chairman of the Board and CEO
                                 Warner-Lambert Company
                                 201 Tabor Road
                                 Morris Plains, NJ  07950
--------------------------------------------------------------------------------
 William H. Gray, III            President and Chief Executive Officer
                                 The College Fund/UNCF
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.        President and Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue, 8th Floor
                                 New York, New York  10017-2070
--------------------------------------------------------------------------------
 Harold S. Hook                  Retired Chairman and Chief Executive Officer
                                 American General Corporation
                                 2929 Allen Parkway
                                 Houston, Texas  77019
--------------------------------------------------------------------------------
 Helene L. Kaplan                Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue - Room 29-72
                                 New York, New York  10022
--------------------------------------------------------------------------------
 Henry B. Schacht                Director and Senior Advisor
                                 E.M. Warburg, Pincus & Co., LLC
                                 466 Lexington Avenue, 10th Floor
                                 New York, New York 10017
--------------------------------------------------------------------------------
 Walter V. Shipley               Chairman of the Board
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
--------------------------------------------------------------------------------
 Andrew C. Sigler                Retired Chairman of the Board and
                                   Chief Executive Officer
                                 Champion International Corporation
                                 One Champion Plaza
                                 Stamford, Connecticut  06921
--------------------------------------------------------------------------------
 John R. Stafford                Chairman, President and
                                   Chief Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey  07940
--------------------------------------------------------------------------------


SEC 1745 (3-98)               Page 10 of 11 Pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Wild Oats Markets, Inc.                             CUSIP No.: 96808B107
------                                                      ---------


                                 Principal Occupation or Employment;
 Name                            Business or Residence Address
 ----                            -----------------------------
--------------------------------------------------------------------------------
 Marina v.N. Whitman             Professor of Business Administration
                                  and Public Policy
                                 The University of Michigan
                                 School of Public Policy
                                 411 Lorch Hall, 611 Tappan Street
                                 Ann Arbor, MI  48109-1220

--------------------------------------------------------------------------------


SEC 1745 (3-98)               Page 11 of 11 Pages